As filed with the Securities and Exchange Commission on October 14, 2009

File No: 333-144447

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM S-1

ON

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STREAM GLOBAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	7380	26-0420454
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20 William Street, Suite 310

Wellesley, MA 02481

(781) 304-1800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

R. Scott Murray

Chairman and Chief Executive Officer

20 William Street, Suite 310

Wellesley, MA 02481

(781) 304-1800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark G. Borden, Esq.

Peter N. Handrinos, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

(617) 526-6000

(617) 526-5000—Facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to Form S-1 on Form S-3 constitutes a post-effective amendment to the registrant’s Registration Statement on Form S-1 (Registration No. 333-144447) (the “Original Registration Statement”) and contains an updated prospectus relating to shares of common stock issuable upon exercise of warrants included as part of the units sold to investors in the registrant’s initial public offering. The prospectus included in this Post-Effective Amendment No. 2 to Form S-1 supersedes and replaces in its entirety the prospectus that was filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on October 2, 2008. This Post-Effective Amendment No. 2 to Form S-1 on Form S-3 is being filed by the Company to convert the Original Registration Statement, as amended, into a Registration Statement on Form S-3. All filing fees payable in connection with the registration of all the securities covered by the registration statement were previously paid in connection with the filing of the Original Registration Statement. We are also deregistering 10,728,382 shares of common stock issuable upon the exercise of warrants that we repurchased in the second quarter of 2009 and will not be issued.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated October 14, 2009

20,521,618 Shares of Common Stock

This prospectus relates to the issuance by us of 20,521,618 shares of our common stock, par value $.001 per share, that are issuable upon exercise of the warrants originally issued by us in our initial public offering pursuant to a prospectus dated October 18, 2007.

Each warrant entitles the holder to purchase one share of our common stock. In order to obtain the shares, the holders of the warrants must pay an exercise price of $6.00 per share. We will receive proceeds from the exercise of the warrants but not from the sale of the underlying common stock.

Our common stock, warrants and units are listed on NYSE Amex and trade under the symbols “OOO”, “OOO.WS” and “OOO.U”, respectively. On October 13, 2009, on NYSE Amex, the closing sale prices of our common stock, warrants and units were $5.65 per share, $0.27 per warrant and $5.80 per unit, respectively.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.

The information contained in this prospectus is correct as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. You should be aware that some of this information may have changed by the time this document is delivered to you.

The date of this prospectus is                     , 2009.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities.

Until                     , 2009, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors. Unless otherwise stated in this prospectus, references to “we”, “us”, “our”, “company”, “our company,” “combined company” or “Stream” refer to Stream Global Services, Inc. and its subsidiaries, including Stream Holdings Corporation, EGS Corp., or EGS, and eTelecare Global Solutions, Inc., or eTelecare. References to our founding stockholders refers to our officers, directors, former officers and directors and members of our former strategic advisory council, who purchased shares of common stock and/or warrants in a private placement prior to the consummation of our IPO, which we refer to as the founder warrants.

In this prospectus, (i) the term “Combination” means the acquisition of EGS by Stream and (ii) the term “Transactions” means, collectively, the offering of our 11.25% senior secured notes due 2014, the closing of a new, asset-based revolving credit facility, or the ABL Credit Facility, and the repayment of certain previously outstanding indebtedness.

Our Company

We are a leading global service provider of customer relationship management, or CRM, and other business process outsourcing, or BPO, services to brand-driven Fortune 1,000 companies. We specialize in complex voice-centric transactions, such as sophisticated technical support, warranty support, customer service, and revenue generation services designed to maximize the long-term value of the relationships between our clients and their customers, or end-users. To address the increasingly global and complex needs of our clients, we have evolved our delivery model to provide customized smart shore solutions (based upon our clients’ requirements for where such services are performed, which are determined by product complexity, cultural and language requirements and economic factors) for our clients on a global basis. We are able to offer a full suite of services that can be delivered through a combination of homeshore, onshore, nearshore, or offshore applications to best suit the needs of our clients. Our geographic reach satisfies a growing industry demand for providers with global scale. We have approximately 30,000 employees who are able to provide services in over 30 different languages in 49 service centers located across 22 countries in North America, Europe, the Philippines, Latin America, India, the Middle East and Africa.

Our company was formed by Scott Murray, our Chairman and Chief Executive Officer, in June 2007. In October 2007, when we consummated our initial public offering in which we sold 31,250,000 units, each consisting of one share of our common stock and a warrant to purchase one share of our common stock. We received total gross proceeds of $250 million and net proceeds of $246 million. In July 2008, we acquired Stream Holdings Corporation for $129 million (which reflected the $200 million purchase price less assumed indebtedness, and certain fees).

On October 1, 2009, we acquired EGS, the parent company of eTelecare, in a stock-for-stock exchange, pursuant to which we issued to the former stockholders of EGS an aggregate of 23,851,561 shares of our common stock, 9,800,000 shares of our non-voting common stock and $9,990 in cash. We retained the Stream Global Services, Inc. name and continue to trade on NYSE Amex under the symbol “OOO.”

On October 1, 2009, we closed an offering of $200 million aggregate principal amount of 11.25% senior secured notes due 2014 and the ABL Credit Facility, pursuant to which we may borrow up to $100 million, before taking into account outstanding letters of credit, subject to borrowing base and other restrictions. The proceeds from the sale of our senior secured notes were used to refinance indebtedness under our previous credit facility and indebtedness of eTelecare.

Our principal office is located at 20 William Street, Suite 310, Wellesley, Massachusetts 02481, and our telephone number is (781) 304-1800. Our website address is www.stream.com. The information on our website is not a part of this prospectus.

Public Stockholders’ Warrants

Pursuant to our initial public offering, we sold 31,250,000 units, each consisting of one share of our common stock, $.001 par value per share, and one warrant entitling the holder to purchase a share of our common stock at an exercise price of $6.00 per share. As of October 1, 2009, we had repurchased a total of 10,728,382 of these warrants.

The warrants became exercisable beginning on October 17, 2008 and will expire on October 17, 2011, unless earlier redeemed. We may redeem the warrants at a price of $0.01 per warrant upon a minimum of 30 days prior written notice of redemption if, and only if, the last sales price of our common stock equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption.

THE OFFERING

Securities offered	20,521,618 shares of common stock, $.001 par value per share, underlying warrants sold to the public in our initial public offering

Warrant exercise price	$6.00 per share

Common stock outstanding as of October 1, 2009	79,182,709 shares, including 1,291,045 shares of common stock included in our units

Common stock outstanding as of October 1, 2009 assuming exercise of all of the warrants then outstanding	99,704,327 shares

Use of proceeds	We will receive up to an aggregate of approximately $123.1 million from the exercise of the warrants, if they are exercised in full. We expect that any net proceeds from the exercise of the warrants will be used for general corporate purposes and to fund working capital.

NYSE Amex symbols for our:

Units	“OOO.U”
Common stock	“OOO”
Warrants	“OOO.WS”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below as well as the other information included in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us. If any of these risks have a material adverse effect on our business, financial condition, results of operations or cash flows, you may lose all or part of your investment.

Risks Related to Our Business

We have a history of losses and there can be no assurance that the combined company will become or remain profitable or that losses will not continue to occur.

On a pro forma combined consolidated basis, after giving effect to the Combination and the Transactions, we had a net loss of $14.5 million for the six months ended June 30, 2009 and $41.8 million for the year ended December 31, 2008. We may not achieve or sustain profitability in the future. Our ability to achieve profitability will depend, in part, on our ability to:

•	attract and retain an adequate client base;

•	manage effectively a larger and more global business;

•	react to changes, including technological changes, in the markets we target or operate in;

•	deploy our services in additional markets or industry segments;

•	continue to maintain operating efficiencies in our service centers across the globe;

•	respond to competitive developments and challenges;

•	attract and retain experienced and talented personnel; and

•	establish strategic business relationships.

We may not be able to do any of these successfully, and our failure to do so is likely to have a negative impact on our operating results.

A substantial portion of our revenue is generated from a limited number of clients, and the loss of one or more of these clients or a decline in end user acceptance of our client’s products would materially reduce our revenue and cash flow and adversely affect our business.

We have derived, and we believe that we will continue to derive a substantial portion of our revenue from a limited number of clients. On a pro forma basis, after giving effect to the Combination, revenue from the three largest clients of the combined company, Dell, HP and AT&T, accounted for 18%, 10% and 9%, respectively, of the pro forma revenues of the combined company for the six months ended June 30, 2009. Although we generally enter into multi-year contracts with clients, most of which are typically renewable, these contracts generally do not require clients to provide a minimum amount of revenues and allow clients to terminate earlier for convenience. There can be no assurance that we will be able to retain, renew or extend our contracts with our major clients. Although some of these contracts require the client to pay a contractually agreed upon amount in the event of early termination, there can be no assurance that we will be able to collect such amount or that such amount, if received, will sufficiently compensate us for any significant investment we may have made to support the cancelled program or for the revenues we may lose as a result of the early termination.

There can also be no assurance that if we were to lose one or more of our major clients, we would be able to replace such clients with new clients that generate a comparable amount of revenues. A number of factors could cause us to lose business or revenue from a client, and some of these factors are not predictable and are beyond our control. For example, a client may demand price reductions, change its outsourcing strategy, move work in-house or reduce previously forecasted demand. In addition, the volume of work we perform for specific clients may vary from year to year. In most cases, if a client terminates its contract with us or does not meet its forecasted demand, we would have no contractual recourse even if we have built-out facilities and/or hired and trained service professionals to provide services to the client. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. Consequently, the loss of one or more of our major clients, or the inability to generate anticipated revenues from them, would have a material adverse effect on our business, results of operations, financial condition and cash flows. Our operating results for the foreseeable future will continue to depend on our ability to effect sales to a small number of clients and any revenue growth will depend on our success selling additional services to our large clients and expanding our client base with new logo accounts.

We typically charge our clients based on the number of inbound calls that we provide, or the amount of time our service professionals spend with end-users relating to our clients’ products either by the minute or by the hour in most cases. We also provide in-bound sales services to our clients, whereby we are paid based on our level of sales success and other client driven metrics. To the extent there is a decline in spending for our clients’ products, whether as a result of a decline in product acceptance or general economic conditions, our business will be adversely affected. There are a number of factors relating to discretionary consumer and business spending, including economic conditions affecting disposable income (such as employment, business conditions, taxation and interest rates) which impact the ability of our clients to sell their products, and most of which are outside of our control. There can be no assurance that spending for our clients’ products will not be affected by adverse economic conditions, thereby affecting our business, results of operations, financial condition and cash flows.

Our revenue is highly dependent on a few industries and any decrease in demand for outsourced business processes in these industries could reduce our revenue and seriously harm our business.

Most of our revenue is derived from clients concentrated in the technology, software, computing and communications industries. The success of our business largely depends on continued demand for our services from clients in these industries, as well as on trends in these industries to outsource business processes on a global basis. A downturn in any of the industries we serve, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulations that restrict or discourage companies from outsourcing could result in a decrease in the demand for our services, which in turn could materially harm our business, results of operations, financial condition and cash flows. The current global recession has negatively affected the business of many of our clients and has in some cases resulted in lower volumes of work for us. In the event that the global recession continues or worsens, this may in turn continue to have a negative impact on our business due to lower volumes or pricing pressures.

Other developments may also lead to a decline in the demand for our services in these industries. For example, the industries we primarily serve, particularly the communications industry, have experienced a significant level of consolidation in recent years. Consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Furthermore, many of our existing and new clients have begun or plan to consolidate or reduce the number of service providers that they use for various services in various geographies. To the extent that we are not successful in becoming the recipient of the consolidation of services by these clients our business and revenues will suffer. Any significant reduction in, or the elimination of, the use of the services we provide within any of these industries would reduce our revenue and cause our profitability to decline. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their results of operations. This may result in increasing pressure on us from clients in these key industries to lower our prices, which could negatively affect our business, results of operations, financial condition and cash flows.

We may not realize the anticipated benefits of the Combination, including potential synergies, due to challenges associated with integrating the companies or other factors.

The success of the Combination will depend in part on our ability to successfully integrate the operations, technologies and personnel of Stream and eTelecare. Our inability to meet the challenges involved in integrating successfully the operations of Stream and eTelecare or otherwise to realize the anticipated benefits of the Combination could seriously harm our results of operations. In addition, the overall integration of the two companies will require substantial attention from our management, particularly in light of the geographically dispersed operations of the two companies, which could further harm our results of operations.

The challenges involved in integration include:

•	integrating the two company’s operations, processes, people, technologies and services;

•	coordinating and integrating sales and marketing and research and development functions;

•	demonstrating to our clients that the Combination will not result in adverse changes in business focus and service deliverables (including customer satisfaction);

•	assimilating and retaining the personnel of both companies and integrating the business cultures, operations, systems and clients of both companies; and

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations and administrative functions.

We may not be able to successfully integrate the operations of Stream and eTelecare in a timely manner, or at all, and we may not realize the anticipated benefits of the Combination, including potential synergies or sales or growth opportunities, to the extent or in the time frame anticipated. The anticipated benefits and synergies of the Combination are based on assumptions and current expectations, not actual experience, and assume a successful integration and reallocation of resources among our facilities without unanticipated costs and our efforts do not have unforeseen or unintended consequences. In addition, our ability to realize the benefits and synergies of the business combination could be adversely impacted to the extent that Stream’s or eTelecare’s relationships with existing or potential clients, suppliers or strategic partners is adversely affected as a consequence of the Combination, or by practical or legal constraints on our ability to combine operations. Furthermore, a portion of our ability to realize synergies and cost savings depends on our ability to migrate work from certain of our facilities to other facilities.

In addition, in connection with the closing of the Combination, we incurred certain costs related to the Combination, including legal, investment banking, accounting and other costs related to completing the Transactions.

We may be unable to successfully execute on any of our identified business opportunities or other business opportunities that we determine to pursue.

We have approximately 30,000 employees (based on Stream’s and eTelecare’s employees as of August 31, 2009). In order to pursue business opportunities, we will need to continue to build our infrastructure, our client initiatives and operational capabilities. Our ability to do any of these successfully could be affected by one or more of the following factors:

•	the ability of our technology and hardware, suppliers and service providers to perform as we expect;

•	our ability to execute our strategy and continue to operate a larger, more diverse business efficiently on a global basis;

•	our ability to effectively manage our third party relationships;

•	our ability to attract and retain qualified personnel;

•	our ability to effectively manage our employee costs and other expenses;

•	our ability to retain and grow our clients and the current portfolio of business with each client;

•	technology and application failures and outages, security breaches or interruption of service, which could adversely affect our reputation and our relations with our clients;

•	our ability to accurately predict and respond to the rapid technological changes in our industry and the evolving service and pricing demands of the markets we serve; and

•	our ability to raise additional capital to fund our growth.

Our failure to adequately address the above factors would have a significant impact on our ability to implement our business plan and our ability to pursue other opportunities that arise, which might negatively affect our business.

Our business may not develop in ways that we currently anticipate due to negative public reaction to outsourcing and recently proposed legislation.

We have based our growth strategy on certain assumptions regarding our industry, services and future demand in the market for our services. However, the trend to outsource business processes may not continue and could reverse. Outsourcing is a politically sensitive topic in the United States and elsewhere. For example, several organizations in the United States have publicly expressed concern about a perceived association between outsourcing providers and the loss of jobs in the United States. Public figures, such as U.S. President Barack Obama, have supported legislation that they contend will generate new jobs in the United States, including limiting income tax credits for companies that offshore American jobs. This may also have a significant effect on government regulated companies or financial institutions or other businesses that have recently received financial aid from the U.S. Federal government.

There has been recent publicity about some negative experiences that organizations have had with outsourcing, such as theft and misappropriation of sensitive client data. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to off-shore providers to avoid negative perceptions that may be associated with using an off-shore provider. Any slowdown or reversal of existing industry trends towards off-shore outsourcing would seriously harm our ability to compete effectively with competitors that operate solely out of facilities located in the United States or Canada.

A variety of U.S. federal and state legislation has been proposed that, if enacted, could restrict or discourage U.S. companies from outsourcing services outside the United States. For example, legislation has been proposed that would require off-shore providers of services requiring direct interaction with clients’ customers to identify to clients’ customers where the off-shore provider is located. Because most of our clients are U.S. companies located in the United States, any expansion of existing laws or the enactment of new legislation restricting off-shore outsourcing could harm our business, results of operations and financial condition. It is possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts from outsourcing their services to off-shore service providers. This would also affect our ability to attract or retain clients that have these contracts.

Our financial results may be impacted by significant fluctuations in foreign currency exchange rates.

A substantial amount of our operating costs is incurred in foreign currencies. In many cases, we bill our clients in U.S. dollar, Euro and U.K. pounds sterling denominated amounts and incur costs in the host country in local currency. In recent periods, the U.S. dollar has dropped in value relative to other currencies and therefore our cost of providing services has increased accordingly. Any continued significant fluctuations in the currency exchange rates between the U.S. dollar, Euro and U.K. pounds sterling and the currencies of countries in which we operate may affect our business, results of operations, financial condition and cash flows.

Stream historically has not engaged in hedging transactions to a material extent, with the exception of certain hedging relating to the Canadian dollar and the Indian rupee.

eTelecare has engaged in currency hedging transactions relating to Philippine pesos. Following the Combination, a substantial portion of our costs are incurred and paid in Philippine pesos and therefore we are exposed to the risk of an increase in the value of the Philippine peso relative to the U.S. dollar, which would increase our expenses denominated in U.S. dollars. eTelecare had a policy to hedge a substantial amount of its forecasted peso-denominated expenses. This hedging strategy, however, may not sufficiently protect the combined company from further strengthening of the Philippine peso, which could increase the combined company’s expenses and harm the combined company’s operating results. If the U.S. dollar strengthens against the Philippine peso, eTelecare’s hedging strategy could reduce the potential benefits we would otherwise expect from a strengthening U.S. dollar. We are also doing business in Latin America and do not yet hedge currencies from these countries.

Our business may be impacted by the performance of our clients.

The current economic environment and global recession is having a negative impact on the revenue and sales unit volumes of many of our clients. Our revenue and call volume is often highly correlated with units sold, renewals from our clients’ customers or end users, and revenue of our clients. In addition, many of our clients are seeking to consolidate their current group of service providers to a smaller more manageable group that is able to provide integrated service offerings on a global basis. In some cases we do not currently offer or have service locations in those geographic locations where our clients are seeking services. Our ability to sustain growth and profitability in the current environment is very dependent upon our ability to maintain and/or gain a greater share of business within our current clients, and to attract new clients. There can be no assurance that we will be able to do so in the future. Moreover, we are exposed to additional risks related to our clients’ ability to pay and the resulting uncollectability of our accounts receivables. The economic slowdown, coupled with tightened credit availability, could adversely affect our clients’ liquidity and cause them to delay or reduce their payments to us. Such delays or reductions or the non-payment by our clients of amounts owed to us may require us to incur a bad debt expense. To the extent that one of our major clients should file for bankruptcy protection or otherwise fail, it could have a material effect on our future business, results of operations, financial condition and cash flows. In the event that some of our service centers do not receive sufficient call volume in the future we may be required to close them and relocate business in other centers. This would require substantial employee severance, lease termination costs and other re-organization costs.

We may not be able to achieve incremental revenue growth or profitability.

Our strategy calls for us to achieve incremental revenue growth and profitability through initiatives, such as opening new or expanding our existing internationally located service locations in places like China, Eastern Europe, Egypt, Russia, Japan, South Africa and South America. Other initiatives include, the addition or expansion of services, such as sales services, warranty services, credit and collection services, data management and hosting, and language translation and interpretation services. Our strategy also includes the introduction of front-end technology-driven service solutions for fee-based services, self-help, home-shoring of agents and other technology driven solutions. Additionally, our strategy includes operational improvements in areas such as employee attrition, site capacity utilization, centralization of certain administrative services, productivity rates, use of technology and other operating metrics. However, there can be no assurance that we will not encounter difficulties or delays in implementing these initiatives, and any such difficulties or delays would adversely affect our future operating results and financial performance.

We have, on a consolidated basis, a substantial amount of debt, which could impact our ability to obtain future financing or pursue our growth strategy.

We have substantial indebtedness. After giving effect to the Combination and the Transactions, as of June 30, 2009, we would have had approximately $214.2 million of indebtedness (including capital leases) and up to an additional $100 million of borrowings available under the ABL Credit Facility, before taking into account outstanding letters of credit, subject to borrowing base limitations and other specified terms and conditions.

Our high level of indebtedness could have important consequences to you and significant adverse effects on our business, including the following:

•	we must use a substantial portion of our cash flow from operations to pay interest on our indebtedness, which will reduce the funds available to us for operations and other purposes;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	our high level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited;

•	our high level of indebtedness may make us more vulnerable to economic downturns and adverse developments in our business; and

•	our ability to fund a change of control offer may be limited.

The instruments governing our 11.25% senior secured notes due 2014 and our ABL Credit Facility contain, and the instruments governing any indebtedness we may incur in the future may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all or a portion of our outstanding indebtedness.

We may not be able to predict our future tax liabilities. If we become subject to increased levels of taxation or if tax contingencies are resolved adversely, our results of operations and financial performance could be adversely affected.

Due to the international nature of our operations, we are subject to the complex and varying tax laws and rules of several foreign jurisdictions. We may not be able to predict the amount of future tax liabilities to which we may become subject due to some of these complexities if our positions are challenged by local tax authorities. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions or due to legislative or regulatory changes could result in a material adverse effect on our business, results of operations and financial condition. We are subject to ongoing tax audits, including issues related to transfer pricing, in the U.S. and other jurisdictions. We have material tax-related contingent liabilities that are difficult to predict or quantify. While we believe that our current tax provisions are reasonable and appropriate, we cannot be assured that these items will be settled for the amounts accrued or that additional exposures will not be identified in the future or that additional tax reserves will not be provided for any such exposures.

We may be unable to cost-effectively attract and retain qualified personnel, which could materially increase our costs.

Our business is dependent on our ability to recruit, hire, train and retain highly qualified technical and managerial personnel, including individuals with significant experience in the industries that we have targeted. The CRM and BPO industry is labor intensive and is normally characterized by high monthly employee turnover. Any increase in our employee turnover rate would increase our recruiting and training costs, decrease our operating effectiveness and productivity and delay or deter us from taking on additional business resulting in lower financial performance. Also, the introduction of significant new clients or the implementation of new large-scale programs may require us to recruit, hire and train personnel at an accelerated rate. In addition, some of our facilities are located in geographic areas with relatively low unemployment rates, thus potentially making it more difficult and costly to attract and retain qualified personnel. There can be no assurance that we will be able to continue to hire, train and retain sufficient qualified personnel to adequately staff our business.

In addition, in order to be successful we also must attract, retain and motivate executives, including our Chairman and Chief Executive Officer, Mr. Murray, and other key executives. Our employees may experience uncertainty about their future roles with us until or after strategies for the combined company are announced or executed. Similar issues may arise in connection with any future acquisition, merger or disposition. These circumstances may adversely affect our ability to attract and retain key personnel. We also must continue to attract and motivate our other employees and keep them focused on the strategies and goals of the combined company, which effort may be adversely affected as a result of the uncertainty and any difficulties with integrating Stream and eTelecare.

Our international operations and sales subject us to additional risks, including risks associated with unexpected events.

The combined company conducts business in various countries outside of the United States, including Canada, the Netherlands, the United Kingdom, Italy, Ireland, Spain, Sweden, France, Germany, Poland, Denmark, Bulgaria, India, the Philippines, El Salvador, Egypt, Tunisia, South Africa, Nicaragua, the Dominican Republic and Costa Rica. On a pro forma basis, after giving effect to the Combination, the international operations of the combined company performed services for approximately 72% of pro forma combined revenues for each of the year ended December 31, 2008 and the six months ended June 30, 2009. A key component of our growth strategy is our continued international expansion, especially in new markets, such as China, Eastern Europe, Japan, Russia and South America. There can be no assurance that we will be able to successfully market, sell and deliver our services in these markets, or that we will be able to successfully expand international operations. The global reach of our business could cause us to be subject to unexpected, uncontrollable and rapidly changing events and circumstances. The following factors, among others, could adversely affect our business and earnings:

•	failure to properly comply with foreign laws and regulations applicable to our foreign activities including, without limitation, employment law requirements;

•

compliance with multiple and potentially conflicting regulations in the countries where we operate now and in the future, including employment laws, intellectual property requirements, and the Foreign Corrupt Practices Act and other anti-corruption laws;

•	difficulties in managing foreign operations and attracting and retaining appropriate levels of senior management and staffing;

•	longer cash collection cycles;

•	seasonal reductions in business activities, particularly throughout Europe;

•	proper compliance with local tax laws which can be complex and may result in unintended adverse tax consequences;

•	anti-American sentiment due to American policies that may be unpopular in certain countries;

•	difficulties in enforcing agreements through foreign legal systems;

•

fluctuations in exchange rates that may affect product demand and may adversely affect the profitability in U.S. dollars of services we provide in foreign markets, where payment for our products and services is made in the local currency and revenues are earned in U.S. dollars or other currency;

•	changes in general economic and political conditions in countries where we operate;

•	the ability to efficiently repatriate cash to the United States and transfer cash between foreign jurisdictions;

•	changes in transfer pricing policies for income tax purposes in countries where we operate;

•	restrictions on downsizing operations and personnel in Europe and other jurisdictions (i.e. regulatory or works council restrictions) and expenses and delays associated with any such activities; and

•	changes to or elimination of the international tax holiday for our subsidiaries in India and the Philippines.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our global operations and reduce our global sales, adversely affecting our business and future financial performance.

Payments on our indebtedness will require a significant amount of cash. Our ability to meet our cash requirements and service our debt is impacted by many factors that are outside of our control.

We expect to obtain the funds to pay our expenses and to pay the amounts due under our 11.25% senior secured notes due 2014 primarily from our operations and borrowings under our ABL Credit Facility. Our ability to meet our expenses and make these payments thus depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future and our currently anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay indebtedness, including our 11.25% senior secured notes due 2014, or to fund other liquidity needs. Our ability to borrow amounts under our ABL Credit Facility will be subject to borrowing base limitations and other specified terms and conditions, and the ability of certain of our foreign subsidiaries to borrow amounts under our ABL Credit Facility in the future is also subject, among other conditions, to our provision of security interests in certain assets of those foreign subsidiaries, which we did not provide upon the closing date and we may not be able to provide in the future. If we do not have sufficient cash resources in the future, we may be required to refinance all or part of our then existing debt, sell assets or borrow more money. We cannot assure you that we will be able to accomplish any of these alternatives on terms acceptable to us or at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives. Our failure to generate sufficient cash flow or to achieve any of these alternatives could materially adversely affect the value of the notes and our ability to pay the amounts due under the notes.

Current tax holidays in the Philippines will expire within the next several years.

We currently benefit from income tax holiday incentives in the Philippines pursuant to the registrations with the Philippine Economic Zone Authority, or PEZA, of our various projects and operations. Under such PEZA registrations, the income tax holiday of our various PEZA-registered projects in the Philippines ranges from three to six years and expire at staggered dates through 2012. The expiration of these tax holidays will increase our effective income tax rate and may impair our competitive position against BPO companies based outside of the Philippines.

We may be able to incur substantial additional indebtedness that could further exacerbate the risks associated with our indebtedness.

We may incur substantial additional indebtedness in the future. Although the indenture governing our 11.25% senior secured notes due 2014 and the loan agreement governing our ABL Credit Facility contain restrictions on our incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness, including additional secured indebtedness. As of June 30, 2009, after giving effect to the Combination and the Transactions, our ABL Credit Facility would have permitted additional borrowing of up to $100 million thereunder, before taking into account outstanding letters of credit, subject to borrowing base limitations and other specified terms and conditions. If we incur additional debt, the risks described above under “We have, on a consolidated basis, a substantial amount of debt, which could impact our ability to obtain future financing or pursue our growth strategy” and “Payments on our indebtedness will require a significant amount of cash. Our ability to meet our cash requirements and service our debt is impacted by many factors that are outside of our control” would intensify.

Countries where we do business have experienced political and economic instability and periodically experience civil unrest and terrorism, which could disrupt our operations and cause our business to suffer.

Countries where we do business, and in particular the Philippines, have experienced significant inflation, currency declines and shortages of foreign exchange. We are exposed to the risk of rental and other cost increases due to inflation in the Philippines, which has historically been at a much higher rate than in the United States. Certain countries where we do business, such as the Philippines, India, Egypt and certain Latin American countries, also periodically experience civil unrest, terrorism and political turmoil and U.S. companies in particular may experience greater risk. In addition, we expect to enter into new markets in places such as China, Japan, South America and Eastern Europe, which may have similar risks. These conditions could disrupt our operations and cause our business to suffer.

Our revenues and costs are subject to quarterly variations that may adversely affect quarterly financial results.

We have experienced, and in the future could experience, quarterly variations in revenues as a result of a variety of factors, many of which are outside our control, including:

•	the timing of new client contracts;

•	the timing of new service offerings or modifications in client strategies;

•	our ability to attract and retain and increase sales to existing customers;

•	the timing of acquisitions of businesses and products by us and our competitors;

•	our ability to effectively build and start-up new solution centers;

•	product and price competition;

•	our ability to build an integrated service offering on a common technology platform;

•	changes in our operating expenses;

•	software defects or other product quality problems;

•	the ability to implement new technologies on a timely basis;

•	the expiration or termination of existing contracts;

•	the timing of increased expenses incurred to obtain and support new business;

•	currency fluctuations; and

•	changes in our revenue mix among our various service offerings.

In addition, our planned staffing levels, investments and other operating expenditures are based on revenue forecasts provided by our clients. If actual revenues are below these forecasts or our own expectations in any given quarter, our business, results of operations, financial condition and cash flows would likely be materially adversely affected for that quarter and thereafter. In addition, to the extent that we enter into mergers and acquisitions or new business ventures in the future, our quarterly or future results may be impacted.

Our financial results may be adversely affected by increases in labor-related costs.

Because a significant portion of our operating costs relate to labor costs, an increase in U.S. or foreign wages, costs of employee benefits or taxes could have a material adverse effect on our business, results of operations and financial condition. For example, over the past several years, healthcare costs have increased at a rate much greater than that of general cost or price indices. Increases in our pricing may not fully compensate us for increases in labor and other costs incurred in providing services. Some of our facilities are located in jurisdictions, such as France, Italy and Germany, where it is difficult or expensive to temporarily or permanently lay off hourly workers due to both local laws and practices within these jurisdictions. Such laws will make it more expensive for us to respond to adverse economic conditions. There can be no assurance that we will be able to increase our pricing or reduce our workforce to fully compensate for the increases in the costs to provide services.

We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of employees that our business requires. Wage costs in India and other off-shore locations have historically been significantly lower than wage costs in the North America and Europe for comparably skilled professionals, which has been one of Stream’s competitive advantages. However, because of rapid economic growth in India, increased demand for CRM and BPO services from India and increased competition for skilled employees in off-shore low cost locations like India and the Philippines, wages for comparably skilled employees in off-shore low cost locations like India and the Philippines are increasing at a faster rate than in North America and Europe, which may reduce this competitive advantage. In addition, although eTelecare has not historically experienced significant wage inflation with its Philippine employees, we are faced with increasing competition in the Philippines for service professionals and technicians who generate revenue for us, and we expect this competition will continue to increase as additional outsourcing companies enter the market and expand their operations. In particular, there may be limited availability of qualified middle and upper management candidates. We have benefited from a suitable supply of college graduates in the Philippines. If this favorable supply changes due to increased competition, it could affect the availability and the cost of customer service associates and increase our attrition rate.

Wages are generally higher for employees performing data analytics services and risk and financial management services than for employees performing CRM and BPO services. As the scale of our data analytics services and our risk and financial management services increases, wages as a percentage of revenues will likely increase. Wage increases in the long term may reduce our profit margins. Additionally, because substantially all of our employees based outside the United States are paid in local currency, while our revenues are collected in other currencies (primarily in U.S. dollars, the Euro and U.K. pounds sterling), our employee costs as a percentage of revenues may increase or decrease significantly if the exchange rates between these currencies fluctuate significantly.

We have not experienced significant union activity or organized labor activity in the past. There can be no assurance that we will not experience increased union organizing activity in the future. Such organization could increase our cost of labor, limit our ability to modify work schedules and cause work stoppage.

Our profitability will be adversely affected if we do not maintain sufficient capacity utilization.

Our profitability is influenced significantly by the capacity utilization of our service centers. Because our business consists of inbound contacts from end-users, we have no control of when or how many end user customer contacts are made. Moreover, we have significantly higher utilization during peak (week day) periods than during off-peak (night and weekend) periods and therefore we need to reserve capacity at our service centers to anticipate peak periods. In the future, we may consolidate or close under-performing service centers in order to maintain or improve targeted utilization and margins. If we close service centers in the future due to insufficient customer demand, we may be required to record restructuring or impairment charges, which could adversely impact our business, results of operations and financial condition. There can be no assurance that we will be able to achieve or maintain optimal service center capacity utilization.

Many of our existing or emerging competitors are better established and have significantly greater resources, which may make it difficult to attract and retain clients and grow revenues.

The market in which we compete is highly competitive and fragmented. We expect competition to persist and intensify in the future. Our competitors include small firms offering specific applications, divisions of large entities, large independent firms and, most significantly, the in-house operations of clients or potential clients.

Because we compete with the in-house operations of existing or potential clients, our business, results of operations, financial condition and cash flows could be adversely affected if our existing clients decide to provide CRM and other BPO solutions that currently are outsourced or if potential clients retain or increase their in-house customer service and product support capabilities. In addition, competitive pressures from current or future competitors or in-house operations could cause our services to lose market acceptance or result in significant price erosion, which would have a material adverse effect upon our business, results of operations, financial condition and cash flows. Some of our clients may in the future seek to consolidate services that we provide, which may in turn reduce the amount of work we perform for them.

Some of our existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships than we do in the industries that we currently serve or may serve in the future. Some of our competitors may enter into merger, strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs. Increased competition, pricing pressure or loss of market share could reduce our operating margin, which could harm our business, results of operations, financial condition and cash flows.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our financial position and operating results.

We may pursue acquisitions of companies or assets in order to enhance our market position and/or expand the types of services that we offer to our clients and may enter geographic markets where we do not currently conduct business. We may also acquire minority interest in companies or enter into joint venture arrangements with other parties, which may include existing clients. We may also pursue certain acquisitions on an unsolicited basis, which may cause management distractions and increased legal costs. We may not be able to find suitable acquisition candidates and we may not be able to consummate such acquisitions on favorable terms, if at all. If we do complete acquisitions, we cannot be sure that they will ultimately strengthen our competitive position, or that our clients, employees or investors will not view them negatively. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our indebtedness, liabilities, exposure to different legal regimes and/or regulations, and expenses and harm our operating results or financial condition. We may not be able to successfully integrate these acquisitions into our operations and may lose key clients, employees, members of management or not achieve the synergies and other benefits expected from the acquisition or investment. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense, potentially dilutive issuances of equity securities or the incurrence of debt, which could harm our business, results of operations, financial condition and cash flows.

A system failure could cause delays or interruptions of service, which could cause us to lose clients.

Our operations are dependent upon our ability to protect our service centers, computer and telecommunications equipment and software systems against damage from fire, power loss, telecommunications interruption or failure, natural disaster, breaches in data and technology security integrity and other similar events in order to provide our clients with reliable services. Some of the events that could adversely affect our ability to deliver reliable service include physical damage to our network operations centers, disruptions beyond our control, sabotage or terrorist attacks, power surges or outages, cyber attacks or data theft and software defects.

Technology is a critical foundation in our service delivery. We utilize and deploy internally developed and third party software solutions that is often customized by us across various hardware and software environments. We operate an extensive internal voice and data network that links our global sites together in a multi-hub model that enables the rerouting of call volumes. We also rely on multiple public communication channels for connectivity to our clients. Maintenance of and investment in these foundational components are critical to our success. If the reliability of technology or network operations fall below required service levels, or a systemic fault affects the organization broadly, business from our existing and potential clients may be jeopardized and cause our revenue to decrease.

If we experience a temporary or permanent interruption at one or more of our service centers and/or data centers, through casualty, operating malfunction or otherwise, our business could be materially adversely affected and we may be required to pay contractual damages to affected clients or allow some clients to terminate or renegotiate their contracts with us. Although we maintain general liability insurance, including coverage for errors and omissions, there can be no assurance that our existing coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The occurrence of errors could result in a loss of data to us or our clients, which could cause a loss of revenues, failure to achieve product acceptance, increased insurance costs, product returns, legal claims, including product liability claims, against us, delays in payment to us by clients, increased service and warranty expenses or financial concessions, diversion of resources, injury to our reputation, or damages to our efforts to build brand awareness, any of which could have a material adverse effect on our market share and, in turn, our business, results of operations, financial condition and cash flows.

We are subject to United States and foreign jurisdiction laws relating to individually identifiable information, and failure to comply with those laws, whether or not inadvertent, could subject us to legal actions and negatively impact our operations.

We process, transmit and store information relating to identifiable individuals, both in our role as a service provider and as an employer. As a result, we are subject to numerous U.S. (both federal and state) and foreign jurisdiction laws and regulations designed to protect individually identifiable information, including social security numbers, financial and health information. For example, in 1996, Congress passed the Health Insurance Portability and Accountability Act and as required therein, the Department of Health and Human Services established regulations governing, among other things, the privacy, security and electronic transmission of individually identifiable health information. We have taken measures to comply with each of those regulations on or before the required dates. Other U.S. (both federal and state) and foreign jurisdiction laws apply to the processing of individually identifiable information as well, and additional legislation may be enacted at any time. Failure to comply with these types of laws may subject us to, among other things, liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations, any of which may have a material adverse effect on our profitability and cash flow.

Unauthorized disclosure of sensitive or confidential data could expose us to protracted and costly litigation, penalties and may cause us to lose clients.

We are dependent on information technology networks and systems to process, transmit and store electronic information and to communicate among our locations and with our partners and clients. Security breaches of this infrastructure could lead to shutdowns or disruptions of our systems and potential unauthorized disclosure of confidential information. We are also required at times to manage, utilize and store sensitive or confidential data. As a result, we are subject to numerous federal and state laws and regulations designed to protect this information. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or customer data, whether through system failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, unauthorized access to or through our information systems, whether by our employees or third parties, could result in negative publicity, legal liability and damage to our reputation, business, results of operations, financial condition and cash flows.

We have a long selling cycle for our CRM and BPO services that requires significant funds and management resources and a long implementation cycle that requires significant resource commitments.

We have a long selling cycle for our CRM and BPO services for new clients, which requires significant investment of capital, resources and time by both our clients and us. Typically, before committing to use our services, potential clients require us to expend substantial time and resources educating them as to the value of our services and assessing the feasibility of integrating our systems and processes with theirs. Our clients then evaluate our services before deciding whether to use them. Therefore, our selling cycle, which generally ranges from six to twelve months, is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house offshore resources) and the timing of our clients’ budget cycles and approval processes. In addition, we may not be able to successfully conclude a contract after the selling cycle is complete.

Implementing our services involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby delaying further the implementation process. Our clients and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Once we are engaged by a client, it may take us several months before we start to recognize significant revenues.

When we are engaged by a client after the selling process for our CRM and BPO services, it takes from four to six weeks to integrate the client’s systems with ours and up to three months thereafter to ramp up our services and staff levels, including hiring and training qualified service professionals and technicians, to the client’s requirements. Depending on the complexity of the processes being implemented, these time periods may be significantly longer. Implementing processes can be subject to potential delays similar to certain of those affecting the selling cycle. Therefore, we do not recognize significant revenues until after we have completed the implementation phase.

If we are unable to adjust our pricing terms or the mix of products and services we provide to meet the changing demands of our CRM and BPO clients and potential CRM and BPO clients, our business, results of operations and financial condition may be adversely affected.

Industry pricing models are evolving, and we anticipate that clients may increasingly request transaction-based pricing. This pricing model will place additional pressure on the efficiency of our service delivery so that we can maintain reasonable operating margins. If we are unable to adapt our operations to evolving pricing protocols, our results of operations may be adversely affected or we may not be able to offer pricing that is attractive relative to our competitors.

In addition, the CRM and BPO services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of services we provide under those contracts changes over time, including as a result of a shift in the mix of products and services we provide. Furthermore, our clients, some of which have experienced rapid changes in their prospects, substantial price competition and pressures on their profitability, have in the past and may in the future demand price reductions, automate some or all of their processes or change their outsourcing strategy by moving more work in-house or to other providers, any of which could reduce our profitability. Any significant reduction in or the elimination of the use of the services we provide to any of our clients, or any requirement to lower our prices, would harm our business.

An outbreak of a pandemic, flu or other disease, or the threat of a pandemic, flu or other disease, may adversely impact our ability to perform our services or may adversely impact client and consumer demand.

We have a large number of employees across the world in many different countries with different levels of healthcare monitoring. Most of these employees work in relatively close proximity to each other in our service centers. A significant or widespread outbreak of a pandemic, such as the flu or other contagious illness, or even a perceived threat of such an outbreak, could cause significant disruptions to our employee base and could adversely impact our ability to provide our services and deliver our products. This could have a significant impact on our business and our results of operations.

We depend on third-party technology that, if it should become unavailable, contain defects, or infringe on another party’s intellectual property rights, could result in increased costs or delays in the production and improvement of our products or result in liability claims.

We license critical third-party software that we incorporate into our services on a non-exclusive basis. We customize the third-party software in many cases to our specific needs and content requirements. If our relations with any of these third-party software providers are impaired or the third-party software infringes upon another party’s intellectual property rights, our business could be harmed. The operation of our business would also be impaired if errors occur in the third-party software that we utilize. It may be more difficult for us to correct any defects or viruses in third-party software because the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third parties will continue to invest the appropriate levels of resources in their products and services to maintain and enhance the capabilities of their software. If the cost of licensing any of these third-party software products increases, our gross margin levels could significantly decrease.

If we are unable to keep pace with technological changes, our business will be harmed.

Our business is highly dependent on our computer and telecommunications equipment, infrastructure and software capabilities. Our failure to maintain the competitiveness of our technological capabilities or to respond effectively to technological changes could have a material adverse effect on our business, results of operations or financial condition. Our continued growth and future profitability will be highly dependent on a number of factors, including our ability to:

•	expand our existing solutions offerings;

•	achieve cost efficiencies in our existing service center operations;

•	introduce new solutions that leverage and respond to changing technological developments; and

•	remain current with technology advances.

There can be no assurance that technologies, applications or services developed by our competitors or vendors will not render our products or services non-competitive or obsolete, that we can successfully develop and market any new services or products, that any such new services or products will be commercially successful or that the integration of automated customer support capabilities will achieve intended cost reductions. In addition, the inability of equipment vendors and service providers to supply equipment and services on a timely basis could harm our operations and financial condition.

Failure to comply with internal control attestation requirements could lead to loss of public confidence in our financial statements.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to include, in each Annual Report on Form 10-K beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2009, management’s assessment of the effectiveness of Stream’s internal control over financial reporting. Furthermore, our independent registered public accounting firm will be required to report on whether it believes we maintained, in all material respects, effective internal control over financial reporting. If we fail to timely complete the development of our internal controls and management, are unable to make this assessment, or if our independent registered public accounting firm cannot timely attest to whether management’s assessment of the effectiveness of internal controls over financial reporting is fairly stated in all material respects, we could be subject to regulatory sanctions and a loss of public confidence in our internal controls and the reliability of our financial statements.

Any future acquisitions and other material changes in our operations likely will require us to expand and possibly revise our disclosure controls and procedures, internal controls and related corporate governance policies. In addition, these laws and regulations relating to effectiveness of internal controls over financial reporting are subject to varying interpretations in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. If our efforts to comply with these laws and regulations differ from the conduct intended by regulatory or governing bodies due to ambiguities or varying interpretations of the law, we could be subject to regulatory sanctions and our reputation may be harmed.

Defects or errors within our software could adversely affect our business and results of operations.

Design defects or software errors may delay software introductions or reduce the satisfaction level of clients and may have a materially adverse effect on our business and results of operations. Our software is highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and/or correct. Since both our clients and we use our software to perform critical business functions, design defects, software errors or other potential problems within or outside of our control may arise from the use of our software. It may also result in financial or other damages to our clients, for which we may be held responsible. Although our license agreements with our clients often contain provisions designed to limit our exposure to potential claims and liabilities arising from client problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. Claims and liabilities arising from client problems could result in monetary damages to us and could cause damage to our reputation, adversely affecting our business and results of operations.

The industries in which we operate are continually evolving. Our services may become obsolete, and we may not be able to develop competitive services on a timely basis or at all.

The CRM and BPO service industry is characterized by rapid technological change, competitive pricing, frequent new service introductions and evolving industry standards. The success of our company will depend on our ability to anticipate and adapt to these challenges and to offer competitive services on a timely basis. We face a number of difficulties and uncertainties associated with this reliance on technological development, such as:

•	competition from service providers using other means to deliver similar or alternative services;

•	realizing economies of scale on a global basis (including conducting future business in places such as Eastern Europe, China, Japan and South America);

•	responding successfully to advances in competing technologies and network security in a timely and cost-effective manner; and

•	existing, proposed or undeveloped technologies that may render our services less profitable or obsolete.

If we fail to manage future growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We plan to expand our business. We anticipate that this expansion will require substantial management effort and significant additional investment in infrastructure, service offerings and service center expansion. In addition, we will be required to continue to improve our operational, financial and management controls and our reporting procedures. Future growth of our company will place a significant strain on managerial, administrative, operational, financial and other resources. If we are unable to manage growth successfully, our business will be harmed.

Government regulation of our industry and the industries we serve may increase our costs and restrict the operation and growth of our business.

Both the U.S. Federal and various state governments regulate our business and the outsourced business services industry as a whole. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 broadly authorizes the FTC to issue regulations restricting certain telemarketing practices and prohibiting misrepresentations in telephone sales. The FTC regulations implementing this Act are commonly referred to as the Telemarketing Sales Rule. Our operations outside the United States are also subject to regulation. In addition to current laws, rules and regulations that regulate our business, bills are frequently introduced in Congress to regulate the use of credit information. We cannot predict whether additional Federal or state legislation that regulates our business will be enacted. Additional Federal or state legislation could limit our activities or increase our cost of doing business, which could cause our operating results to suffer.

We could be subject to a variety of regulatory enforcement or private actions for our failure or the failure of our clients to comply with these regulations. Our results of operations could be adversely impacted if the effect of government regulation of the industries we serve is to reduce the demand for our services or expose us to potential liability.

The pro forma financial statements incorporated by reference in this prospectus are not necessarily indicative of the combined company’s financial condition or results of operations following the Combination and the Transactions.

The pro forma financial statements incorporated by reference in this prospectus are presented for illustrative purposes only and may not be indicative of our financial condition or results of operations following the Combination and the Transactions. The pro forma financial statements have been derived from the historical financial statements of Stream and EGS, and many adjustments and assumptions have been made regarding the combined company after giving effect to the Combination and the Transactions. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the Combination and the Transactions. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the pro forma financial statements. As a result, the actual financial condition and results of operations of the combined company following the Combination and the Transactions may not be consistent with, or evident from, these pro forma financial statements.

The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the Combination and the Transactions. Any potential decline in the combined company’s financial condition or results of operations could cause the market price of our common stock to decline.

We are a “controlled company” within the meaning of the NYSE Amex Company Guide and, as a result, qualify for, and may rely on, exemptions from certain corporate governance standards, which may limit the presence of independent directors on our board of directors or board committees.

Affiliates of Ares Corporate Opportunities Fund II, L.P., Ayala Corporation and Providence Equity Partners who have agreed to vote the shares of our common stock that they own for the election of directors in the manner set forth in the stockholders agreement dated as of October 1, 2009 collectively own approximately 88% of the voting power of our capital stock. Therefore, we qualify as a “controlled company” under Section 801 of the NYSE Amex Company Guide.

As a “controlled company,” we are exempt from certain corporate governance requirements otherwise required by NYSE Amex. Under these rules, a company in which over 50% of the voting power is held by an individual, a group or another company is a “controlled company” and is exempt from certain corporate governance requirements, including requirements that (1) at least a majority of the directors on the board of directors must be independent directors, (2) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors and (3) board nominations be selected or recommended for selection by a majority of the independent directors or by a nominating committee comprised solely of independent directors. Although we do not currently utilize the exemption from any of the requirements for a “controlled company”, we cannot assure you that we will not rely on the exemption in the future. Accordingly, you might not have the same protections afforded to stockholders of other companies that are required to comply with the corporate governance rules of the NYSE Amex and the procedures for approving significant corporate decisions might be determined by directors who have a direct or indirect interest in the matters. In addition, although our board of directors currently consists of a majority of independent directors, we cannot assure you that we will not rely on the exemption from this requirement in the future.

Risks Related to Our Common Stock

An active market for our common stock may not develop.

Our common stock is currently listed on NYSE Amex and trades under the symbol “OOO”. However, we cannot assure you a regular trading market of our shares will develop on NYSE Amex or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our shares will develop or be maintained, the liquidity of any trading market, your ability to sell your shares when desired, or at all, or the prices that you may obtain for your shares.

The value of our common stock and warrants may be adversely affected by market volatility.

Even if an active trading market develops, the market price of our shares and warrants may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our shares and warrants may fluctuate and cause significant price variations to occur. If the market prices of our shares and warrants decline significantly, you may be unable to resell your shares and warrants at or above your purchase price, if at all. We cannot assure you that the market price of our shares and warrants will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our shares and warrants or result in fluctuations in the price or trading volume of our shares and warrants include:

•	significant volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	announcements of technological innovations, new products, strategic alliances or significant agreements by us or by our competitors;

•	general economic conditions and trends;

•	catastrophic events; or

•	recruitment or departure of key personnel.

The control that our financial sponsors have over us and provisions in our organizational documents and Delaware law might limit your ability to influence the outcome of key transactions, including a change in control, and, therefore, depress the trading price of our common stock.

Our financial sponsors, Ares Corporate Opportunities Fund II, L.P., Ayala Corporation and Providence Equity Partners, directly or indirectly, collectively own approximately 88% of our common stock and are parties to a stockholders agreement that restricts our ability to undertake certain actions. Therefore, our financial sponsors collectively are able to determine the outcome of all matters requiring stockholder approval, are able to cause or prevent a change of control of our company or a change in the composition of our board of directors, and could preclude any unsolicited acquisition of our company. The market price of our shares could be adversely affected to the extent that this concentration of ownership and stockholders agreement, as well as provisions of our organizational documents, discourage or impede potential takeover attempts that our other stockholders may favor. Furthermore, our financial sponsors may, in the future, own businesses that directly or indirectly compete with us. Our financial sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

Provisions in our organizational documents and Delaware law may also discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. For example, our organizational documents require advance notice for proposals by stockholders and nominations, place limitations on convening stockholder meetings and authorize the issuance of preferred shares that could be issued by our board of directors to thwart a takeover attempt. Moreover, certain provisions of Delaware law may delay or prevent a transaction that could cause a change in our control.

Our outstanding warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders. This might have an adverse effect on the market price of our common stock.

As of October 1, 2009, there were 19,230,575 million shares subject to outstanding warrants and there were 1,291,045 shares of common stock underlying warrants embedded in our units. To the extent these warrants are exercised, additional shares of our common stock will be issued, which will result in dilution to our stockholders and increase the number of shares eligible for resale in the public market. In addition, the exercise of any public warrants triggers potential pre-emptive rights for certain of our major shareholders. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our shares.

We do not expect to pay any dividends on our common stock for the foreseeable future.

You should not rely on an investment in our common stock to provide dividend income. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, we are restricted from paying dividends in certain circumstances under the terms of the indenture governing our senior secured notes due 2014 and our credit facility. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

We may choose to redeem our outstanding warrants at a time that is disadvantageous to our warrant holders.

We may redeem the warrants issued as a part of our publicly traded units at any time in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if, the last sales price of our common stock equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption. Redemption of the warrants could force the warrant holders (1) to exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous for the holders to do so, (2) to sell the warrants at the then current market price when they might otherwise wish to hold the warrants or (3) to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

We have broad discretion in the use of the net proceeds from the exercise of the warrants and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from the exercise of the warrants. Our management will have broad discretion in the application of the net proceeds. Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from the exercise of the warrants in a manner that does not produce income or that loses value.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference forward-looking statements regarding our anticipated financial condition, results of operations and business in the future, including expectations, beliefs, projections, future plans and strategies and assumptions concerning future results and events. These forward-looking statements generally may, but do not necessarily, include words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “will,” “should,” “could,” “predicts,” “potential,” “continue” or similar expressions. Forward-looking statements are not guarantees. They involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Our future results may differ materially from those expressed in these forward-looking statements. These risks, uncertainties and other important factors include, but are not limited to:

•	integrating the businesses of Stream and eTelecare may be more difficult and take longer than expected;

•	anticipated synergies and operating improvements from the combination with eTelecare may not be achieved or may take longer than planned to achieve;

•	we are operating in and may also enter into new markets in places like South America, Eastern Europe, China, Japan and Russia;

•	we may be unable to execute our business strategy;

•	general economic and business conditions may change;

•	foreign currency rates in the countries in which we operate may change, or we may not be able to hedge the foreign currency risk effectively;

•	we may not experience any increase in demand for services or our target clients may not experience increased demand for business process outsourcing services;

•	we may lose clients as a result of the combination with eTelecare or other factors;

•	we may not be able to make payments required under our outstanding indebtedness;

•	we may experience delays in obtaining new clients or sales from existing clients;

•	we may not be able to hire and retain key personnel;

•	we may experience lengthy sales cycles and/or pricing pressure;

•	we may experience delays or interruptions of service as a result of power loss, fire, natural disasters, security breaches and other similar events;

•	we may face intense competition in the marketplace from competitors with greater financial resources;

•	we may incur significant costs to develop new sites, without any assurance of significant future revenues from those sites;

•	we may enter into acquisitions, joint ventures or other strategic investments; and

•	we may not be able to obtain necessary financing.

Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

USE OF PROCEEDS

Assuming the exercise of all of the warrants included as part of the units sold in our IPO, we will receive gross proceeds of $123.1 million upon the exercise of such warrants. We expect that any net proceeds from the exercise of the warrants will be used for general corporate purposes and to fund working capital. There is no assurance that the holders of the warrants will elect to exercise any or all of the warrants.

We will bear all costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus.

PLAN OF DISTRIBUTION

Pursuant to the terms of the warrants, the shares of our common stock will be distributed to those warrant holders who surrender the certificates representing the warrants and provide payment of the exercise price to our warrant agent, Continental Stock Transfer & Trust Company. We do not know if or when the warrants will be exercised, or whether any of the shares of common stock acquired upon exercise will be sold.

PRICE RANGE OF OUR SECURITIES

On October 18, 2007, our units began trading on NYSE Amex under the symbol “OOO.U”. Each of our units consists of one share of common stock and one warrant. On November 27, 2007, the common stock and warrants underlying our units began to trade separately on NYSE Amex under the symbols “OOO” and “OOO.WS”, respectively.

The following sets forth the high and low sales price of our common stock, warrants and units, as reported on NYSE Amex for the periods shown:

	Common Stock		Warrants		Units
	High	Low	High	Low	High	Low
Fiscal Year Ended December 31, 2007
Fourth Quarter (with respect to units, commencing October 18, 2007, and with respect to common stock and warrants, commencing November 27, 2007)	$7.30	$7.15	$0.68	$0.61	$8.10	$7.75

Fiscal Year Ended December 31, 2008
First Quarter	$7.65	$7.21	$0.65	$0.18	$8.20	$7.63
Second Quarter	$7.78	$7.24	$0.91	$0.12	$8.55	$7.50
Third Quarter	$7.99	$2.05	$0.79	$0.05	$8.50	$2.50
Fourth Quarter	$6.20	$1.14	$0.59	$0.01	$7.50	$1.02

Fiscal Year Ending December 31, 2009
First Quarter	$4.35	$2.84	$0.22	$0.09	$4.50	$3.51
Second Quarter	$5.05	$2.95	$0.25	$0.12	$5.20	$3.69
Third Quarter	$5.50	$3.39	$0.35	$0.06	$5.43	$4.27
Fourth Quarter (through October 13, 2009)	$5.84	$5.30	$0.37	$0.20	$5.80	$5.20

On October 13, 2009, the last reported sale price for our common stock, warrants and units on NYSE Amex was $5.65 per share, $0.27 per warrant and $5.80 per unit, respectively. As of October 6, 2009, there were 295 holders of record of our common stock, 1 holder of record of our warrants and 1 holder of record of our units.

DIVIDEND POLICY

We have not paid any dividends on our common stock to date. Our board of directors does not anticipate declaring any dividends on our common stock in the foreseeable future. The payment of dividends on our common stock in the future, if any, will be within the discretion of our then board of directors and will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition.

DILUTION

If holders of warrants exercise their warrants to purchase shares of our common stock, their interests will be diluted immediately to the extent of the difference between the exercise price per share of our common stock and the pro forma adjusted net tangible book value per share of our common stock, assuming all outstanding warrants issued in our IPO are exercised. Pro forma adjusted net tangible book value per share is determined by dividing our pro forma adjusted net tangible book value, which is our total tangible assets less total liabilities on a pro forma basis giving effect to the Combination and the Transactions, by the number of outstanding shares of our common stock, adjusted to give effect to the closing of the Combination and the Transactions.

At June 30, 2009, our pro forma net tangible book value (deficit), after giving effect to the closing of the Combination and the Transactions, was approximately $(2,290), or approximately $(0.03) per share of our common stock. After giving pro forma effect to the exercise of warrants to purchase 20,522 shares of our common stock outstanding at June 30, 2009, at an exercise price of $6.00 per share, and the application of the proceeds therefrom, our pro forma as adjusted net tangible book value would have been approximately $120,840, or approximately $1.21 per share. This represents an immediate increase in pro forma net tangible book value of $1.24 per share, and an immediate dilution of $4.79 per share to existing warrant holders exercising their warrants and purchasing shares of our common stock.

The following table illustrates this per share dilution:

Exercise per share price		$6.00
Pro forma net tangible book value (deficit) before warrant exercises, as of June 30, 2009	$(0.03)
Increase in pro forma net tangible book value per share attributable to warrant exercises	$1.24

Pro forma as adjusted net tangible book value per share after warrant exercises		$1.21

Dilution per share to existing warrant holders		$4.79

LEGAL MATTERS

Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts, is passing on the validity of the shares of common stock offered by this prospectus.

EXPERTS

The consolidated financial statements of Stream Global Services, Inc. and EGS Corp. and Subsidiaries incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, with respect to Stream Global Services, Inc., and Ernst & Young LLP, independent auditors, with respect to EGS Corp. and Subsidiaries, to the extent indicated in their reports thereon also incorporated by reference in the Registration Statement. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated balance sheet of Global BPO Services Corp. (a development stage company) and subsidiary as of December 31, 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the period from June 26, 2007 (date of inception) to December 31, 2007, incorporated herein by reference, have been so incorporated in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the securities to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.

We file reports, proxy and information statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

We make available free of charge on our Internet address www.stream.com our annual, quarterly and current reports, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC requires us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring you to other documents that contain that information. The information we incorporate by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and that we incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the sale of all the shares covered by this prospectus.

•

Our Annual Report on Form 10-K for the year ended December 31, 2008 (including the portions of our proxy statement for our 2009 Annual Meeting of Shareholders that are incorporated therein by reference);

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•

Our Current Reports on Form 8-K filed with the SEC on January 12, 2009, March 6, 2009, March 17, 2009 (dated March 11, 2009), March 20, 2009, May 8, 2009, May 22, 2009, August 14, 2009, August 20, 2009, September 21, 2009, September 29, 2009, September 30, 2009 and October 5, 2009;

•	Our Current Report on Form 8-K/A filed with the SEC on October 8, 2009;

•

Any other filings we make pursuant to the Exchange Act after the date of filing this post-effective amendment to registration statement and prior to effectiveness of the post-effective amendment to registration statement; and

•

The description of our common stock, warrants and units included in or incorporated by reference into our Registration Statement on Form 8-A filed on October 12, 2007, as updated by our Current Report on Form 8-K filed with the SEC on October 7, 2009 for the purpose of updating the description of our capital stock contained therein.

A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Stream Global Services, Inc., 20 William Street, Suite 310, Wellesley, Massachusetts 02481 (telephone number (781) 304-1800).

STREAM GLOBAL SERVICES, INC.

20,521,618 SHARES OF COMMON STOCK

PROSPECTUS

                    , 2009

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:

SEC registration fee	$16,252
Accounting fees and expenses	100,000
Legal fees and expenses	600,000
Printing and engraving expenses	90,000
NYSE Amex listing fees and expenses	70,000
Miscellaneous	73,748
Total	$950,000

Item 15.	Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Company’s restated certificate of incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Company’s certificate of incorporation provides that it will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the Company, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve at the Company’s request, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, all such persons being referred to as an indemnitee, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses, including attorneys’ fees, liabilities, losses, judgments, fines and excise taxes (including penalties arising under the Employee Retirement Income Security Act of 1974), and amounts paid in settlement actually and reasonably incurred by or on behalf of an indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if such indemnitee acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the Company’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Company’s certificate of incorporation provides that it will indemnify any indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in the Company’s favor by reason of the fact that the indemnitee is or was, or has agreed to become, the Company’s director or officer, or is or was serving, or has agreed to serve, at the Company’s request, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses, including attorneys’ fees, and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if the indemnitee acted in good faith and in a manner which the indemnitee reasonably believed to be in, or not opposed to, the Company’s best interests, except that no indemnification shall be made in respect of any claim, issue or matter as to which the indemnitee shall have been adjudged to be liable to the Company, unless, and only to the extent that, the Court of Chancery of Delaware or the court in which such action or suit was brought determines upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, the indemnitee is fairly and reasonably entitled to indemnity for such expenses, including attorneys’ fees, which the Court of Chancery of Delaware or such other court shall deem proper. Expenses must be advanced to an indemnitee under certain circumstances.

The Company enters into indemnification agreements with its directors and its executive officers. These indemnification agreements require the Company, among other things, to indemnify its directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts, incurred by a director or executive officer in any action or proceeding arising out of his or her service as one of the Company’s directors or executive officers, or any of its subsidiaries or any other company or enterprise to which the person provides services at the Company’s request.

The Company maintains a general liability insurance policy that covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 16.	Exhibits

See the Exhibit Index, which follows the signature page and which is incorporated herein by reference.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

A. Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii. If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley, Commonwealth of Massachusetts, on the 14th day of October, 2009.

STREAM GLOBAL SERVICES, INC.

By:	/s/ R. Scott Murray
Name:	R. Scott Murray
Title:	Chairman, Chief Executive Officer, President and Interim Chief Financial Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Stream Global Services, Inc., hereby severally constitute and appoint R. Scott Murray and Sheila M. Flaherty, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below the post-effective amendment no. 2 to Form S-1 on Form S-3 registration statement filed herewith and any and all post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Stream Global Services, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ R. Scott Murray R. Scott Murray	Chairman, Chief Executive Officer, President and Interim Chief Financial Officer (Principal Executive Officer, Principal Financial and Accounting Officer)	October 14, 2009

/s/ Gerardo C. Ablaza, Jr. Gerardo C. Ablaza, Jr.	Director	October 14, 2009

/s/ Alfredo I. Ayala Alfredo I. Ayala	Director	October 14, 2009

/s/ G. Drew Conway G. Drew Conway	Director	October 14, 2009

/s/ Paul G. Joubert Paul G. Joubert	Director	October 14, 2009

/s/ David B. Kaplan David B. Kaplan	Director	October 14, 2009

/s/ R. Davis Noell R. Davis Noell	Director	October 14, 2009

/s/ Kevin T. O’Leary Kevin T. O’Leary	Director	October 14, 2009

/s/ Julie G. Richardson Julie G. Richardson	Director	October 14, 2009

/s/ Jeffrey B. Schwartz Jeffrey B. Schwartz	Director	October 14, 2009

/s/ Nathan Walton Nathan Walton	Director	October 14, 2009

Exhibit No.	Description
2.1	Amended and Restated Agreement and Plan of Merger, dated as of June 2, 2008, among the Company, River Acquisition Subsidiary Corp. and Stream Holdings Corporation, filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 5, 2008, is incorporated herein by reference.

2.2	Share Exchange Agreement, dated as of August 14, 2009, among the Company, EGS Corp., EGS Dutchco B.V. and NewBridge International Investment Ltd., filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on August 20, 2009, is incorporated herein by reference.

4.1	Specimen Unit Certificate, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 6, 2008, is incorporated herein by reference.

4.2	Specimen Common Stock Certificate, filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on August 6, 2008, is incorporated herein by reference.

4.3	Specimen Warrant Certificate, filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on August 6, 2008, is incorporated herein by reference.

4.4*	Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant, dated as of October 17, 2007.

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP, previously filed as Exhibit 5.1 to the Company’s Amendment No. 3 to its Registration Statement on Form S-1 (File No. 333-144447) filed on October 5, 2007.

23.1*	Consent of Ernst & Young LLP.

23.2*	Consent of Ernst & Young LLP.

23.3*	Consent of BDO Seidman, LLP.

23.4	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page of this registration statement).

*	Filed herewith.